PILLSBURY WINTHROP SHAW PITTMAN LLP

2300 N St. NW

Washington, DC 20037

July 3, 2013

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Myra Moosariparambil
Craig Arakawa
Tiffany Piland
James Lopez
John Reynolds

Re:	U.S. Silica Holdings, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 26, 2013 File No. 001-35416

Ladies and Gentlemen:

On behalf of our client, U.S. Silica Holdings, Inc. (the “Company”), we respectfully submit the following responses to your letter, dated June 10, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).

For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

The following are the Company’s responses to the Staff’s comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 65

1.	We note principal expenses involved in your business are labor, electricity and drying fuel costs, maintenance, repair and transportation costs. The impacts of material variances in components of costs of sales that offset each other should be separately disclosed and quantified. Refer to S-K 303(a)(3). In this regard, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. Please provide a draft disclosure to be included in future filings to address the variances in cost of sales and the underlying business reasons for the changes.

Company Response:

Prior to filing the 2012 Form 10-K, management evaluated variances in the components of cost of goods sold in the periods presented and determined that such variances were not material. Over the past few years, the Company has seen a slight decrease in electricity and drying fuel costs, which has resulted in a decrease in energy costs as a percentage of total operating costs. In addition, as production levels have increased, the Company has recognized some cost benefits associated with economies of scale. In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2013, in the Results of Operations portion of the MD&A section, the Company will disclose period to period changes in components of costs of goods sold. The following is an example of such disclosure for one of the applicable periods:

Cost of goods sold

Cost of goods sold [increased/decreased] $            , or     %, to $             for the three months ended June 30, 2013 compared to $             for the three months ended June 30, 2012. As a percentage of sales, costs of goods sold [increased/decreased] from     % for the three months ended June 30, 2012 to     % for the three months ended June 30, 2013. The [increase/decrease] resulted from                     .

For the three months ended June 30, 2013 and 2012, we incurred $             and $             of labor costs, respectively. The [increase/decrease] in labor costs incurred was due to                     .

We incurred electricity and drying fuel costs of $             for the three months ended June 30, 2013 and $             for the three months ended June 30, 2012, reflecting                     .

We incurred maintenance and repair costs of $             for the three months ended June 30, 2013 compared to $             for the three months ended June 30, 2012 as a result of                     .

The Company will include substantially similar disclosure for all other periods included in the filing.

2.

In addition, we note the discussion of key performance indicators, including average realized price and contribution margin. In future filings, please revise to further clarify long- and short-term material trends and other specific factors that management considers regarding your performance. For example, currently your discussion of contribution margins on page 74 states that changes were “due to the factors noted above.” However, it is unclear which specific factors you reference and whether or not management identified long- or short-term material trends associated with contribution margins. See Securities Act Release No. 33-8350, available at https://www.sec.gov/rules/interp/33-8350.htm. Please provide draft disclosure in your response.

Company Response:

In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2013, in the Liquidity and Capital Resources portion of the MD&A section, the Company will identify any specific factors that management considers in evaluating the Company’s performance. The following is an example of such disclosure for one of the applicable periods:

Oil & Gas Proppants contribution margin [increased/decreased] $            , or     %, to $             for the three months ended June 30, 2013 compared to $             for the three months ended June 30, 2012 due to the following specific factors:                     . Oil and Gas Proppants contribution margin [increased/decreased] $            , or     % to $             for the six months ended June 30, 2013 compared to $             for the six months ended June 30, 2012 due to the following specific factors:                     .

Industrial & Specialty Products contribution margin [increased/decreased] $            , or     %, to $             for the three months ended June 30, 2013 compared to $             for the three months ended June 30, 2012 due to the following specific factors:                     . Industrial & Specialty Products contribution margin [increased/decreased] $            , or     % to $             for the six months ended June 30, 2013 compared to $             for the six months ended June 30, 2012 due to the following specific factors:                     .

The Company will also describe any long- or short-term trends that it determines are reasonably likely to come to fruition and to have a material effect on its liquidity, capital resources or results of operations.

3.	We note sales to customers with supply agreements represented 31% of total sales for the current year, an 82% increase from the prior year. Please provide draft disclosure to be included in future filings addressing the impact of these sales on your results of operations and underlying sales trends. Alternatively, describe to us why you believe such disclosure is not necessary.

Company Response:

As described on page 65 of the 2012 Form 10-K under the heading How We Generate Our Sales, “Prices under these agreements are generally fixed and subject to upward adjustment in response to certain cost increases. As a result, our realized prices may not grow at rates consistent with broader industry pricing. For example, during periods of rapid price growth, our realized prices may grow more slowly than those of competitors, and during periods of price decline, our realized prices may outperform industry averages…. The pricing terms of these agreements are currently less than prevailing market prices.” The Company believes such disclosure adequately describes the relationship between supply agreements, pricing trends and its results of operations. However, in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2013, the Company will more directly address the impact of sales under supply agreements. The following is an example of such disclosure:

Although sales under supply agreements, as opposed to short-term price agreements or at prevailing spot market rates, result in the Company realizing lower margins than it otherwise might during periods of high spot market prices, the Company believes such lower margins are offset by the benefits derived from the product mix and sales volume stability afforded by such supply agreements.

Transportation revenue and expense, page 94

4.	We note in some instances your sales also include a charge for transportation service. Please quantify the amount of transportation revenue recorded in each of the years presented. This amount should include any charges related to additional transportation services, such as costs related to transload the products for delivery to the customer site. To the extent this amount is material, please provide us a draft disclosure to be included in future filings.

Company Response:

For the fiscal years ended 2012, 2011 and 2010, transportation revenue (net of transportation expense) accounted for an average of only 3% of the Company’s contribution margin. Moreover, in future periods, the Company expects transportation revenue (net of transportation expense) to decline in dollar terms and as a percentage of contribution margin. Therefore, the Company believes these amounts are immaterial and need not be quantified separately in its filings.

Item 11. Executive Compensation, page 132

Director Compensation, page 139

5.	We note that Messrs. Amara and Ashe are not included in the director compensation table. Please confirm that in future filings you will include the name of each director in the director compensation table unless such director is also a named executive officer and his or her compensation for service as a director is fully reflected in the summary compensation table as required by Item 402(r)(2)(i) of Regulation S-K. Please provide us with a revised director compensation table in your response.

Company Response:

The Company hereby confirms that in future filings it will include the name of each director, including Messrs. Amara and Ashe, in the director compensation table unless such director is also a named executive officer and his or her compensation for service as a director is fully reflected in the summary compensation table. The following is a revised director compensation table showing that Messrs. Amara and Ashe, as disclosed in the introductory sentence to the subsection Director Compensation in the 2012 Form 10-K, “did not receive any compensation from us for their service as directors:”

	Director Compensation
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Rajeev Amara	—	—	—		—	—	—	0
Prescott Ashe	—	—	—		—	—	—	0
Peter Bernard (2)	53,333	—	80,909	(4)	—	—	—	134,242
William Kacal (3)	105,417	—	75,480	(4)	—	—	—	180,897
Charles Shaver	120,000	—	—		—	—	—	120,000

[1]

For 2012, this column reflects the aggregate grant date fair value of stock option awards granted in 2012 in accordance with FASB ASC Topic 718 and as reported in Note M of the audited financial statements contained in this Annual Report on Form 10-K, but assuming no forfeitures.

[2]	Mr. Bernard joined the Board of Directors on May 1, 2012.
[3]	Mr. Kacal joined the Board of Directors on January 31, 2012.
[4]	Options to purchase 10,000 shares of our common stock were outstanding as of December 31, 2012.

As requested by the Staff, the Company hereby provides the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-9201.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Jeffrey B. Grill

Jeffrey B. Grill

cc:	Donald Merril

Christine Marshall

Sean Klein